Securities and Exchange Commission
Washington, D.C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the Plan year ended December 31, 2001

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from _____ to _____

Commission file number ______

A	Full title of the plan and address of the plan, if different from that of the issuer named below:

BANKATLANTIC SECURITY PLUS PLAN
BankAtlantic, A Federal Savings Bank
1750 E. Sunrise Blvd.
Ft. Lauderdale, Florida 33304

S.E.C. Registration No. 333-82489

B	Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

BankAtlantic Bancorp, Inc.
1750 East Sunrise Blvd.
Ft. Lauderdale, Florida 33304

TABLE OF CONTENTS

FINANCIAL STATEMENTS

Page Reference

Independent Auditors’ Report

Statements of Net Assets Available for Plan Benefits as of December 31, 2001 and 2000	1

Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 2001	2

Notes to Financial Statements	3-9

Supplemental Schedule as of December 31, 2001, as follows:

Schedule of Assets (Held at End of Year)	10

Independent Auditors’ Consent	11

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees of the BankAtlantic Security Plus Plan have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

BANKATLANTIC SECURITY PLUS PLAN

Date: June 7, 2002	By: \s\ Lewis Sarrica

Lewis Sarrica, Trustee

BankAtlantic Security Plus Plan

INDEPENDENT AUDITORS’ REPORT

Board of Trustees

BankAtlantic Security Plus Plan
Fort Lauderdale, Florida

     We have audited the accompanying statements of net assets available for plan benefits of the BankAtlantic Security Plus Plan (the “Plan”), as of December 31, 2001 and 2000, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2001 and 2000, and the changes in net assets available for plan benefits of the Plan for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2001 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Fort Lauderdale, Florida
June 7, 2002

BankAtlantic Security Plus Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 2001 AND 2000

	2001	2000

Assets
Investments:
Short-term money market instruments	$1,098,509	$911,263
BankAtlantic Bancorp Inc. Class A common stock	3,059,420	1,053,503
Mutual funds	17,220,231	16,814,742
Participant loans receivable	731,182	644,114
Total investments	22,109,342	19,423,622
Employer contributions receivable	1,167,649	1,134,119

Net assets available for plan benefits	$23,276,991	$20,557,741

See accompanying notes to financial statements.

BankAtlantic Security Plus Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2001

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$202,000
Dividends	452,592
Interest	41,715

Net investment income	696,307

Contributions:
Employer contributions	1,167,649
Employee contributions	2,698,106
Rollovers	236,214

Total Contributions	4,101,969

Total additions	4,798,276

Deductions from net assets attributed to:
Benefits paid to plan participants	2,079,026

Net Increase	2,719,250
Net assets available for plan benefits — beginning of year	20,557,741

Net Assets Available For Plan Benefits — End of Year	$23,276,991

See accompanying notes to financial statements.

BankAtlantic Security Plus Plan

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

NOTE 1: DESCRIPTION OF PLAN

On May 1, 1987, BankAtlantic, a Federal Savings Bank, (the “Employer” or the “Company”) established the BankAtlantic Security Plus Plan (the “Plan”). The following description of the Plan provides general information only. Readers should refer to the Plan agreement for more complete information.

General

The Plan is a defined contribution plan and, as such, is subject to some, but not all, of the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). It is excluded from coverage under Title IV of ERISA, which generally provides for guaranty and insurance of retirement benefits; and it is not subject to the funding requirements of Title I of ERISA. The Plan is, however, subject to those provisions of Title I and II of ERISA which, among other things, require that each participant be furnished with an annual financial report and a comprehensive description of the participant’s rights under the Plan, set minimum standards of responsibility applicable to fiduciaries of the Plan, and establish minimum standards for participation and vesting.

The Plan Administrator is the BankAtlantic Board of Trustees.

ELIGIBILITY OF PARTICIPANTS

The Plan covers substantially all employees of BankAtlantic and subsidiaries. Participation occurs on the January 1, April 1, July 1 or October 1, after the completion of three months of service.

PARTICIPANT ACCOUNTS

Each participant’s account is credited with the participant’s contribution and the Company’s contribution and an allocation of Plan earnings. Allocations of Plan earnings are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

VESTING

Vesting Service

Vesting service is the number of Plan years, beginning with the participant’s date of hire, in which the participant accrued 1,000 or more service hours. As of January 1, 2002 the Plan was amended and all subsequent employer match contributions are 100% vested.

Vesting Percentage

Participant contributions are 100% vested. Prior to January 1, 2002 matching contributions were 20% vested after one year of service, and 20% for each additional year of service. Automatic 100% vesting occurs upon death, disability, plan termination or attainment of age 65. Employer match contribution before January 1, 2002 will vest in accordance with the above schedule.

BankAtlantic Security Plus Plan

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

CONTRIBUTIONS

a. Basic Tax-Deferred Matched Contributions

Prior to January 1, 2002 participants were permitted to contribute not less than 2% nor more than 6% of compensation. Percentage may be changed effective the first pay period following January 1, April 1, July 1 or October 1 if at least two (2) weeks advance notice is given.

b. Supplemental Tax-Deferred Contributions

In addition, prior to January 1, 2002 participants were permitted to contribute in excess of 6% up to 20% of compensation, not to exceed $10,500 at December 31, 2001 and 2000. For employees that fall within the highly compensated category, maximum contributions were 6% of salary at December 31, 2001 and 2000. Percentage may be changed once each quarter to become effective the first pay period following either January 1, April 1, July 1 or October 1, if at least two (2) weeks advance notice is given.

c. Definition of Compensation

Compensation represents what is actually paid to a participant including overtime pay, bonuses, and certain other forms of extraordinary compensation, and excluding any pre-tax contributions made by the employee to any plan involving IRS qualified salary reduction sponsored by the Employer. Additionally, auto allowances and referral fees are also excluded from compensation. Compensation for purposes of this Plan is limited to $170,000.

d. Rollover Contributions

Participants are permitted to transfer funds from another qualified plan and trust which represents a qualifying rollover distribution under the applicable provisions of the Internal Revenue Code.

EMPLOYER-MATCHING

Effective January 1, 2000, the Board of Trustees increased the employer contribution match to 100% of the first 4% of each participant’s contribution. Participants that were employed by the Company at December 31, 2001 and 2000 received employer- matching contributions as described above.

BankAtlantic Security Plus Plan

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

ELIGIBILITY FOR DISTRIBUTION

Participants’ vested interest from all accounts are eligible for distribution upon death, disability or normal retirement. Distribution will be made in either a lump sum or over a period not exceeding ten (10) years. On termination of service, if a participant’s account balance is greater than $200, a participant’s account may be distributed to the participant in the form of a single lump-sum payment upon receipt of participant’s consent. Participants may delay receiving benefits until attainment of age 65. Terminated participants whose account balance is less than $200 receive automatic distributions. As of December 31, 2001 and 2000, amounts allocated to accounts of terminated persons who have not yet been paid totaled $291,588 and $799,096, respectively.

FORFEITURES

At a participant’s termination date, the aggregate amount of employer contributions not vested is placed in his or her forfeiture account. The amount in the forfeiture account is the amount forfeited at the end of the Plan year in which the first of the following events occurs: (1) the participant receives a lump sum distribution of all amounts to which he or she is entitled from the Plan; and (2) the participant incurs five one-year breaks-in-service. Such amounts forfeited are used to reduce the employer’s future contributions. At December 31, 2001 and 2000 forfeited non vested accounts available to reduce future employer contributions totaled $55,462 and $21,462, respectively.

INVESTMENT AND EARNINGS

Participants may elect to invest all pre-tax and rollover contributions within the various funds of the American Funds Group. Investment elections can be changed on January 1, April 1, July 1 or October 1 with two (2) weeks written notice. Earnings are allocated quarterly in proportion to the participants’ weighted average account balances during the period.

LOANS

A participant can borrow an amount of not less than $500 nor in excess of 50% of the vested portions of their account as of the date on which the loan is approved. The amount of the loan is limited to the lesser of: 1) one-half of the participant’s vested account balance; or 2) $50,000 reduced by the excess of the participant’s highest outstanding balance of loans from the Plan during the one-year period before the date of the loan. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loans fund. Loan terms range from 1-5 years to up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and accrue interest at a rate, which is comparable to those of most major lending institutions. Interest rates vary depending on the current prime interest rate. Principal and interest is paid ratably through payroll deductions. All principal and interest payments are allocated to the Plan’s investment funds based on the participant’s investment elections at the time of payment. Loans which are granted and repaid in compliance with the Plan provisions will not be considered distributions to the participant for tax purposes.

BankAtlantic Security Plus Plan

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

HARDSHIP WITHDRAWAL

A participant can withdraw from the plan, part or all of his contributions for a financial hardship. The trustees shall determine what portion or all of such account balance is necessary to alleviate the hardship. A financial hardship must be for one of the reasons specified below:

1.	Medical expense incurred by the Participant, the Participant’s spouse, or any dependents of the Participant;

2.	The purchase (excluding mortgage payments) of a principal residence of a Participant;

3.	Tuition for the next semester or quarter of post secondary education for the Participant, his or her spouse, children, or dependents of the Participant; or

4.	The need to prevent the eviction of the Participant from his principal residence or foreclosure on the mortgage of the Participant’s principal residence.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Plan are prepared under the accrual basis.

ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

ADMINISTRATIVE EXPENSES

Administrative expenses of the Plan are paid directly by the Employer and are not included in the accompanying financial statements.

INVESTMENTS

Short-term money market instruments are stated at cost, which approximates fair value. Mutual funds and BankAtlantic Bancorp, Inc. Class A common stock are valued at quoted market prices, which represent the fair value of the securities. Participant loans receivable are stated at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. The Plan presents in the statements of changes in net assets available for plan benefits, the net appreciation (depreciation) in the fair value of its investments which consists of unrealized appreciation (depreciation) on those investments and realized gains and losses. Dividends on mutual funds and common stock are recorded on the record date. Interest income is recorded on the accrual basis.

BankAtlantic Security Plus Plan

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

BENEFITS

Benefits are recorded when paid.

NOTE 3: INVESTMENTS

The Plan held the following investments whose aggregate estimated fair value equaled or exceeded 5% of the Plan’s net assets at December 31, 2001 and 2000:

	2001	2000

The Growth Fund of America	$7,058,186	$7,451,979
Washington Mutual Investors Fund	5,562,692	5,452,286
EuroPacific Growth Fund	1,517,087	1,362,714
BankAtlantic Bancorp Inc. Class A common stock	3,059,420	1,053,503

During 2001, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $202,000, as follows:

Mutual Funds	$(1,454,954)
BankAtlantic Bancorp Inc. Class A common stock	1,656,954

Net appreciation in fair value of investments	$202,000

The number of participants’ accounts in each of the funds at December 31, 2001 and 2000 were as follows:

	2001	2000

American Balanced Fund	281	282
The Growth Fund of America	718	758
U.S. Government Securities Fund	194	184
Washington Mutual Investors Fund	606	674
Cash Management Trust of America Fund	183	179
EuroPacific Growth Fund	418	470
Small Cap World Fund	215	220
Bond Fund of America	54	52
BankAtlantic Bancorp Inc. Class A common stock	239	205
Fundamental Investors	126	103
The New Economy Fund	170	158
New Perspective Fund	128	119
New World Fund	45	35

BankAtlantic Security Plus Plan

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

NOTE 4: PLAN TERMINATION

While it has not expressed any intention to do so, the Company may amend or terminate the Plan at any time. In the event of termination, Plan assets are payable to each participant in a lump sum equal to the balance in the participant’s account.

NOTE 5: TAX STATUS

The Plan qualifies as a profit sharing plan under Section 401(a) of the Internal Revenue Code of 1986, as amended, (the “Code”) and also qualifies as a cash or deferred arrangement under Section 401(k) of the Code and, therefore, is exempt from federal income taxes under Section 501(a) of the Code. The Internal Revenue Service has determined and informed the Company by a letter dated November 1, 1995, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Under a plan qualified pursuant to Sections 401(a) and (k) of the Code, participants generally will not be taxed on contributions or matching contributions, or earnings thereon, until such amounts are distributed to participants or their beneficiaries under the Plan. The tax-deferred contributions and matching contributions are deductible by the Company for tax purposes when those contributions are made, subject to certain limitations set forth in Section 404 of the Code.

Participants or their beneficiaries will be taxed, at ordinary income tax rates, on the amount they receive as a distribution from the Plan, at the time they receive the distribution. However, if the participant or beneficiary receives a lump sum payment of the balance under the Plan in a single taxable year, and the distribution is made by reason of death, disability or termination of employment of the participant, or after the participant has attained age 59 1/2, then certain special tax rules may be applicable.

NOTE 6. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The Department of Labor Regulations requires benefits payable to participants to be accrued on Form 5500, Annual Return of Employee Benefit Plans, but benefits payable to participants are not accrued for financial statements prepared in conformity with accounting principles generally accepted in the United States of America.

The following is a reconciliation of net assets available for benefits according to the financial statements to Form 5500:

	December 31,

	2001	2000

Net assets available for Plan benefits per the financial statements	$23,276,991	$20,557,741
Amounts allocated to withdrawing participants	(291,588)	(799,096)

Net assets available for benefits per Form 5500	$22,985,403	$19,758,645

BankAtlantic Security Plus Plan

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

The following is a reconciliation of benefits paid to participants according to the financial statements for the year ended December 31, 2001 to Form 5500:

Benefits paid to participants per the financial statements	$2,079,026
Add: Amounts allocated to withdrawing participants at December 31, 2001	291,588
Less: Amounts allocated to withdrawing participants at December 31, 2000	(799,096)

Benefits paid to participants per Form 5500	$1,571,518

Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payments prior to December 31 but not yet paid as of that date.

NOTE 7: RELATED PARTY TRANSACTIONS

Effective January 1, 1999, the Plan’s investment options included BankAtlantic Bancorp, Inc. Class A common stock. BankAtlantic, the Plan’s sponsor, is a wholly owned subsidiary of BankAtlantic Bancorp, Inc. As a consequence, all purchases and sales of BankAtlantic Bancorp, Inc. Class A common stock qualify as party-in-interest transactions. During the years ended December 31, 2001 and 2000 the plan purchased 57,215 and 206,398 shares of BankAtlantic Bancorp Class A common stock for $396,639 and $883,979, respectively.

NOTE 8: SUBSEQUENT EVENTS

As of January 1, 2002 BankAtlantic switched to a safe-harbor plan administered by a third party and the Plan was amended to allow participants to contribute not less then 2% nor more then 75% of compensation not to exceed $11,000 at December 31, 2002. The percentage may be changed effective the first pay period following January 1, April 1, July 1 or October 1 if at least two weeks advance notice is given. Additionally, the employer contribution match was increased to 100% on the first 3% of each participant’s contribution and a 50% match on the next 2% of each participant’s contribution. The employer match contributions are funded biweekly and vest immediately.

BankAtlantic Security Plus Plan

FORM 5500, SCHEDULE H
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2001

		Number of
	Description of Investment	Shares,
Identity of	Including Maturity Date, Rate of	Units or
Issue, Borrower, Lessor	Interest, Collateral, Par or	Principal	Current
or Similar Party	Maturity Value	Amounts	Value

The American Funds Group	The Growth Fund of America	297,688	$7,058,186
The American Funds Group	U.S. Government Securities Fund	48,472	644,199
The American Funds Group	Washington Mutual Investors Fund	196,909	5,562,692
The American Funds Group	EuroPacific Growth Fund	56,460	1,517,087
The American Funds Group	American Balanced Fund	70,625	1,119,412
The American Funds Group	Smallcap World Fund	18,360	420,819
The American Funds Group	Bond Fund of America	4,336	55,841
The American Funds Group	Fundamental Investors	4,952	232,646
The American Funds Group	New Economy Fund	17,431	318,995
The American Funds Group	New Perspective	11,594	251,481
The American Funds Group	New World Fund	1,889	38,873

Subtotal Mutual Funds			17,220,231

The American Funds Group	Cash Management Trust of America	1,098,509	1,098,509
BankAtlantic Bancorp, Inc.*	Class A common stock	330,865	3,059,420
Loans to participants of the Plan	Rates change quarterly		731,182

Total assets held for investment			$22,109,342

*	BankAtlantic, the plan sponsor, is a wholly owned subsidiary of BankAtlantic Bancorp, Inc.

See accompanying independent auditors’ report